                    [VIDESH SANCHAR NIGAM LIMITED LETTERHEAD]

Exhibit 6

                                                       PRESS RELEASE NO. 16/2002
                                                       Date 21 October 2002

                                 NEWS RELEASE...

VSNL'S Q-2 PROFIT AT RS. 2459 MILLION

                    - LEASED CHANNEL CIRCUITS GROW BY 134%
                    - Revenue from Value Added Services at 16%

MUMBAI, OCTOBER 21, 2002: Videsh Sanchar Nigam Ltd.(VSNL), India's premier provider of International Telecommunications Services and leading Internet Service Provider has announced its un-audited financial results for the 2nd quarter and half year ended September 2002.

The main highlights are-

                                                                                         (RS. IN MILLION)
                                                                                         ----------------
       Particulars           QUARTER ENDED       QUARTER ENDED      HALF YEAR ENDED       HALF YEAR ENDED
       -----------             30.09.2002         30.09.2001           30.09.2002            30.09.2001
                               ----------         ----------           ----------            ----------
Operating Income                 12,478             15,954                26,209                31,237
Other Income                        563              1,488                 1,116                 2,626
Operating Profit                  3,784              5,342                 7,745                10,357
Profit after Tax                  2,459              3,685                 5,071                 7,340

Pending final agreements with major domestic telecom operators for revenue sharing / interconnect for ILD voice telecommunication service, the same have been accounted for based on the same ratio of the revenue sharing for the year ended March 2002 and as adopted for the previous quarter ending 30 June 2002. While the dialogue for arriving at a mutually agreed revenue share/interconnect arrangement continues, reference has also been made to the Telecom Regulatory Authority of India (TRAI) for intervention under sub-clause
(iv) of clause (b) of sub-section (1) of section 11 of Telecom Regulatory Authority of India Act 1997 to facilitate effective, equitable and efficient interconnection by stipulating cost based revenue sharing formula with such domestic carriers. On conclusion of agreements with these domestic carriers / decision of TRAI, the figures would be adjusted accordingly and may have significant adverse impact on the results.

These results reflect the lower competitive customer tariffs (resulting in increased volumes), lower settlement rates from international carriers and the impact of ILD competition to select domestic locations.

The decline in other income is attributable to the reduced foreign exchange earnings and lower interest income.

VSNL continues to be, by far, the leading ILD player in the country and today is the only ILD player in India to have strong technical capabilities coupled with robust infrastructure that offers reliable diversity and restoration.

                    [VIDESH SANCHAR NIGAM LIMITED LETTERHEAD]


Profit before tax for the quarter ended September 2002 is at Rs. 3,784 million as compared to Rs. 5,342 million for the corresponding quarter in the previous year. The decrease in profitability is attributed to lower margins and lower other income.

In keeping with its objective to diversify its portfolio of offerings, VSNL announced that its NLD operations have been successfully tested in some cities. Mr. S. K. Gupta, Managing Director, VSNL said, "The next quarter will see significant investment in infrastructure, in the areas of both, voice and data as we seek to consolidate our strengths and take our business to greater heights with an increased customer friendly focus. While NLD will most certainly become an important revenue stream for us, the business will also help reduce our dependence on ILD."

Speaking about concerns expressed in some quarters regarding collect ability of receivables from WorldCom, Mr. S. K. Gupta added, "We have been receiving payments from our international carriers, including WorldCom on a regular basis and no irregularities with regard to their compliance to the existing payment cycles have been observed."

In view of the increasing demand for Value Added Services (VAS), VSNL will largely focus on tapping the latent demand for Value Added Services in the marketplace. With this objective in mind, VSNL has in the last few months, set up a strong sales force to proactively generate business and service clients. Speaking on the same, says Mr. N. Srinath, Director - Operations, "As the ILD sector is getting more competitive, VSNL has adopted a more proactive approach to grow its other businesses, with an increased emphasis on business development and customer service. Our efforts are helping us get recognized as an aggressive and competitive player, as we compete both in terms of price as well as quality of service. There is significant potential for growth in the Indian market and the company will seek to address this by leveraging its proven credentials in the business and growing through diversifying in other business areas such as NLD."

FOR FURTHER DETAILS CONTACT:

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
   Dr. G. C. Banik, Chief General Manager (PR),        Mr. Gaurav Wahi
   Videsh Sanchar Nigam Limited,                       Vaishnavi Corporate Communications
   Tel: 91-22-2624007                                  Tel: 91-22-2824336-8
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